VALLEY HIGH MINING COMPANY
               3098 South Highland Drive, Suite 323
                 Salt Lake City, Utah  84106-6001
                       Phone (801) 467-2021
                        Fax (801) 467-3256


                         March 10, 2006

VIA EXPRESS MAIL AND AS FILED ON EDGAR

Ms. Pamela Howell, Staff Attorney
S. Thomas Kluck, II, Staff Attorney
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Mail Stop 3561

     Re:   Valley High Mining Company's response to February 16, 2006,
     Commission comment letter relative to Valley High's January 23, 2006, fourth amended Form 10-SB/A-4, File No. 000-51232

Dear Ms. Howell and Mr. Kluck:

     We are in receipt of the Commission's comment letter dated February 16, 2006 containing 11 comments to Valley High Mining Company's ("Valley High" or "Company") fourth amended Form 10-SB/A-4 filing. I also spoke to you on the phone on March 7, 2005, concerned 5 or 6 of the 11 comments and as a follow-up on my letter to you dated February 17, 2005, a letter filed on Edgar.

     Our fifth amended Form 10-SB/A-5 filed simultaneously on Edgar with this letter has been revised in accordance with such Feb. 16 comment letter and our discussions on March 7. Our separate or supplementary comments, in addition to the changes we have made in the document, are set forth below.

        RESPONSE TO EACH OF THE COMMISSION'S 11 COMMENTS
               General Comments to Form 10-SB/A-4
     Plan of Operation, page 31

     1. We have complied with this comment by making clear in the subject paragraph at former page 31 that our actual mineral exploration plan or program is in fact Phase Three of our overall business plan and plan of operation. In order to make this disclosure consistent with the rest of the document, we have added the heading "PHASE THREE" directly above the subject discussion in the Plan of Operation section which details our specific drilling exploration program or plan and the various drilling targets, timelines and costs thereof.

     Phase One, page 32

     2. We have complied with this comment and removed the subject statement.

     3. As a result of our phone conversation on March 7, we have deleted this discussion as it relates to what we were told by Mr. Spenst Hansen.

     4. We have complied with this comment and removed the subject statement.

     Our Planned or Proposed "Phased" Exploration Program That We Seek to Implement, page 41

     5. We have complied with this comment and removed the subject language.

     6. We have complied with this comment by inserting, in former p. 41, and with the help of our consulting geologist, a paragraph specifically devoted to time frame discussion in the section titled "2.0 EXPLORATION TARGETS." This new paragraph is titled "Time Frame for Commencing and Completing Our Exploration Plan." We have also added a new and separate paragraph in this same section, also on former p. 41, addressing the second half of this comment concerning alternative sources of funding. This new paragraph is titled "Anticipated Sources of Funding If We Are Unable to Attract a Joint Venture Mineral Exploration Partner." These new discussions fully address what is sought in this comment. The Commission will also note that we have considerably beefed up and modified both our exploration target discussion and our exploration plan discussion. See also No. 8 below.

     7. In order to respond to this technical question, we asked our consulting geologist. He explained the background of the statement to us as follows:

               This sentence should say "from the base of the B soil horizon at points located on a survey grid". One method of exploration, which can delineate drill targets, is collecting and analyzing soil samples. In the Great Basin, this is often done on a survey grid with sample lines cutting across the structural grain or the trend of outcropping sedimentary bedding. Lines might be 200 to 400 feet apart with sample stations 50 to 100 feet apart.

               Soil generally has 3 horizons or
               horizontal layers. The upper is the "A"
               horizon and is characterized by organic
               material. It is usually only an inch or two thick. Below this is the "B" horizon which contains some organic material and is brown in color. This horizon is up to 18" thick. The next horizon down is the "C" horizon which contains rock fragments and is gray in color. Minerals (elements) tend to be leached out, and are transported downward to the base of the "B" horizon, where they are concentrated.
               Samples of this material are collected and then routinely analyzed for 32 elements.

                Some elements such as arsenic, antimony
               and mercury can be "path finder" elements and point the way to more subtle or distal precious metal deposits, for instance. You can plot up the assay data and come up with trends and maybe drill targets. Some times you can get indications as to whether or not a fault is mineralized.

     We have taken the "B" horizon portion of the foregoing explanation and inserted it in the text of the revised registration statement. Accordingly, we have complied with this comment.

     8. In order to respond to this comment, we obtained the assistance of our consulting geologist and have complied with this comment by creating a new and separate paragraph which squarely addresses this comment titled "How the Results of Prior Phases Will Determine Whether to Proceed with the Next Phases." This new paragraph is included in the large section of PHASE THREE under the minor heading "3.0 EXPLORATION PLAN." This new discussion fully addresses what is sought in this comment. Since this comment also seeks "greater detail," the Commission will also note that, with the help of our consulting geologist, we have considerably beefed up and modified our exploration plan discussion. See also No. 6 above.

     9. Our consulting geologist, in a revised draft geology report that we obtained on March 1, 2006, eliminated the Paxman Mine target and replaced it with the North Beck target to the north. This makes sense because the Eureka Gulch target is also on the Paxman fault. This determination was made after we physically visited the property in late February. We have made this revision in the revised, fifth amended registration statement. In doing so, we have eliminated reference to the neighboring Gemini Mine and Paxman Mine. If they are referred to, they are referred to as either the Gemini property or the Paxman Gulch, etc., thereby eliminating references to "mines" or "mining shafts" that are NOT located on our property, all as this comment asks.

     Item 7.  Certain Relationships and Related Transactions, page 53

     10. As per our phone discussion on March 7, we have complied with this comment.

     11. Based on our March 7 phone conversation in which we were told to disclose that I control 94.7% of the issued and outstanding shares of Valley High in this particular section (making the added disclosure in this section consistent with the beneficial ownership table above it), we have complied with this comment.

           Conclusion and Statement from the Company

     We believe that our fifth amended Form 10-SB/A-5 squarely addresses all of the 11 comments in the Commission's last comment letter and we would hope that the Commission would agree with us and inform us, without further delay, that it has no more comments.

     As per the end the Commission's February 16, 2005, comment letter, this response letter is also being filed on EDGAR. Finally, along with a hard, signed copy of this letter that we are mailing to you via Express Mail, we will also be enclosing a red-lined version of the revised registration statement changes. Further, you have previously asked us to file our amended registration statements on Edgar showing the revisions and we have indicated the revisions with and as instructed in the EDGAR filing Manual.

     If you have any additional questions or comments after receiving these documents, please don't hesitate to let us know at your earliest convenience. My direct line is 801-467-2779.

                                   Very truly yours,
                                   VALLEY HIGH MINING CO.

                                          /s/John Michael Coombs

                                   John Michael Coombs, President

Enclosures